REG TECHNOLOGIES, INC.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996   Fax: 604-278-3409
Toll Free: 800-665-4616



04035516



June 24, 2004

Securities Exchange Commission
500 North Capitol St.,
Washington, D.C.
20549

82-864

Re: Reg Technologies Inc. - File No. 82-846

Dear Sirs:

Please find enclosed Reg Technologies, Inc. insider reports dated June 24, 2004 for the following:

Susanne Robertson; and
SMR Investments Ltd.

If you have any questions or require further information please contact me at your convenience.

Yours truly,

Jennifer Lorette
Insider Reports

enclosure

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

REG TECHNOLOGIES, INC.

BOX 2. INSIDER DATA

	DD	MM	YY
DATE OF LAST REPORT FILED	29	04	04
IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER	DD	MM	YY
	24	06	04

RELATIONSHIP(S) TO REPORTING ISSUER: 4

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME
ROBERTSON

GIVEN NAMES
SUSANNE

NO. 11871 STREET HORSESHOE WAY APT 1103

CITY RICHMOND

PROV BRITISH COLUMBIA   POSTAL CODE V7A 5H5

BUSINESS TELEPHONE NUMBER 604 - 278 - 5996 EXT

BUSINESS FAX NUMBER 604 - 278 - 3409

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA
☒ BRITISH COLUMBIA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS								D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT/INDIRECT OWNERSHIP/CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
		DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US			
COMMON	604,475								☐	604,475	1	
OPTION	250,000								☐	250,000	1	
COMMON	3,291,807								☐	3,311,807	2	SMR Investments Ltd.
WARRANTS	641,946								☐	641,946	2	SMR Investments Ltd.
									☐			
									☐			
									☐			

BOX 6. REMARKS

PLEASE SEE ATTACHMENT

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS)
SUSANNE ROBERTSON

SIGNATURE

	DD	MM	YY
DATE OF THIS REPORT	24	06	04

ATTACHMENT ☒ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

OSC 55-102F6 Rev. 2002 / 2 / 8   VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

Susanne Robertson report dated June 24, 2004 - Reg Technologies, Inc.

Class	Previous Balance	Date	Nature	Acquired	Disposed	Unit Price	Present Balance	Owner	Identity
COMMON	604,475						604,475	1	
							604,475	1	
OPTION	250,000						250,000	1	
							250,000	1	
COMMON	3,291,807						3,311,807	2	SMR INVESTMENTS LTD
WARRANTS	641,946						641,946	2	SMR INVESTMENTS LTD

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

REG TECHNOLOGIES, INC.

BOX 2. INSIDER DATA

	DD	MM	YY
DATE OF LAST REPORT FILED	29	04	03
OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER	24	06	04

RELATIONSHIP(S) TO REPORTING ISSUER
3

CHANGE IN RELATIONSHIP FROM LAST REPORT ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME
SMR INVESTMENTS LTD.

GIVEN NAMES

NO.	STREET	APT
11871	HORSESHOE WAY	1103

CITY
RICHMOND

PROV
BRITISH COLUMBIA

POSTAL CODE
V7A 5H5

BUSINESS TELEPHONE NUMBER
604 - 278 - 5996 EXT

BUSINESS FAX NUMBER
604 - 278 - 3409

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA
☒ BRITISH COLUMBIA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUEBEC
☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS					D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT / INDIRECT OWNERSHIP / CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
		DATE DD MM YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE $ US			
COMMON	3,291,807						3,311,807	I	
WARRANTS	641,946						641,946	I	

BOX 6. REMARKS

PLEASE SEE ATTACHMENT

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

SIGNATURE

NAME (BLOCK LETTERS)
JOHN ROBERTSON

	DD	MM	YY
DATE OF THIS REPORT	24	06	04

ATTACHMENT ☒ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

OSC 55-102F6 Rev. 2002/2/8   VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

SMR Investments Ltd. report dated June 24, 2004 - Reg Technologies, Inc.

Class	Previous Balance	Date	Nature	Acquired	Disposed	Unit Price	Present Balance	Owner	Identity
COMMON	3,291,807	4-Jun-04	10	20,000		$0.134	3,311,807	1	
WARRANTS	641,946						641,946	1	